Date: May 29, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ALDERON IRON ORE CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	June 23, 2014
Record Date for Voting (if applicable):	June 23, 2014
Beneficial Ownership Determination Date:	June 23, 2014
Meeting Date:	July 29, 2014
Meeting Location (if available):	Centre Mont-Royal, Salon Cartier 1 2200 Mansfield Street, Montreal, Quebec, H3A 3R8
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	01434T100	CA01434T1003

Sincerely,

Computershare
Agent for ALDERON IRON ORE CORP.